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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)(1)

                                   CUCOS INC.
                                ----------------
                                (Name of Issuer)


                           Common Stock, No Par Value
                         -------------------------------
                         (Title of Class and Securities)


                                   229725-10-6
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                  Virginia Boulet, Esq., Phelps Dunbar, L.L.P.
       400 Poydras Street, 30th floor, New Orleans, LA 70130 (504)584-9286
       -------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 13, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



- -----------
        (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 5 pages)

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CUSIP No. 229725-10-6                 13D                      Page 2 of 5 pages

(1)      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elie V. Khoury

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a) [ ]
                                                                       (b) [ ]
(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                           [ ]
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Louisiana, U.S.A.

                                         (7)   SOLE VOTING POWER
                                               shares

                                         (8)   SHARED VOTING POWER
NUMBER OF SHARES                               198,195 shares
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:                   (9)   SOLE DISPOSITIVE POWER
                                               shares

                                         (10)  SHARED DISPOSITIVE POWER
                                               198,195 shares

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         198,195 shares

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES
                                                                           [ ]
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         7.47%

(14)     TYPE OF REPORTING PERSON: IN

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CUSIP No. 229725-10-6                 13D                      Page 3 of 5 pages

ITEM 1.           SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D relates is the common stock, no par value (the "Common Stock"), of Cucos, Inc. (the "Issuer"), a Louisiana corporation, with its principal office located at 110 Veterans Boulevard, Suite 222, Metairie, Louisiana 70005.

ITEM 2.           IDENTITY AND BACKGROUND

         This statement is filed by Elie V. Khoury, a citizen of the United States, who resides at 46 English Turn Drive, New Orleans, Louisiana 70131. The principal occupation of Mr. Khoury is the managing member of KFK Real Estate, LLC , a company engaged in the business of developing real estate. During the last five years, Mr. Khoury has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Khoury acquired 152,495 shares of Common Stock on February 19, 1998 by converting Zero Coupon Convertible Secured Notes he held in the face amount of $143,750. Mr. Khoury purchased 45,000 shares of the Common Stock (the "Purchased Shares") in open market transactions between September 7 and September 13, 1999, using $17,968.75 of his personal funds. Mr. Khoury also holds an additional 700 shares of Common Stock that were purchased by him with personal funds.

ITEM 4.           PURPOSE OF TRANSACTION

         Mr. Khoury acquired the Purchased Shares for the purpose of increasing his voting power in the Issuer. Depending upon overall market conditions, other investment opportunities available to him, and the availability of shares of Common Stock at prices that would make the purchase of additional shares desirable, Mr. Khoury may seek to increase his ownership of the Common Stock through, among other things, the purchase of shares of Common Stock in the open market or in private transactions, on such terms and at such times as Mr. Khoury may deem advisable.

         Mr. Khoury may seek in the future to use his voting power to change the management of the Issuer, including by nominating a slate of nominees at an annual or special meeting of the Issuer. Mr. Khoury may in the future propose other matters for consideration and approval by the


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CUSIP No. 229725-10-6                 13D                      Page 4 of 5 pages

Issuer's stockholders or the Board of Directors, including amendments to the Issuer's articles of incorporation and by-laws to eliminate any provisions that Mr. Khoury believes are designed to benefit the management and the Board of Directors of the Issuer. Mr. Khoury has not identified such matters at this date.

         Mr. Khoury has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Mr. Khoury intends to review his investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional shares of Common Stock of the Issuer or selling some or all of the Purchased Shares or to change his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Mr. Khoury is the beneficial owner of 198,195 shares of Common Stock, representing approximately 7.47% of the total outstanding Common Stock. Mr. Khoury owns all of these shares jointly with his wife, Jolie Khoury.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as disclosed above, no contracts, arrangements, understandings or relationships between Mr. Khoury and any other persons exist with respect to securities of the Issuer. Mr. Khoury's niece is married to Frank J. Ferrara, a director of the Issuer. Mr. Khoury and Mr. Ferrara are not acting in concert with respect to their share ownership at this time.

ITEM 7.           MATERIAL TO BE FILED AS AN EXHIBIT

         None.


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CUSIP No. 229725-10-6                 13D                      Page 5 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         Dated:  September 30, 1999.


                                         /s/ Elie v. Khoury
                                         --------------------------------
                                         Elie V. Khoury